UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Invitel Holdings A/S
(Name of Subject Company (Issuer))

HUNGARIAN TELECOM (NETHERLANDS) COOPERATIEF U.A.
HUNGARIAN TELECOM LP
MID EUROPA FUND III LP
MID EUROPA III GP LP
MID EUROPA III MANAGEMENT LIMITED
MID EUROPA PARTNERS LLP
CRAIG BUTCHER
NIKOLAUS BETHLEN
THIERRY BAUDON
(Names of Filing Persons (Offerors))

ORDINARY SHARES, PAR VALUE €0.01 PER SHARE
(Title of Class of Securities)

K49769 100
(CUSIP Number of Class of Securities)

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE
(Title of Class of Securities)

46186X106
(CUSIP Number of Class of Securities)

Jacques Du Preez
Mid Europa Partners LLP
161 Brompton Road
London SW3 1EX
United Kingdom
Telephone: +44 (0) 20 7886 3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copies to:
George Karafotias
Shearman & Sterling LLP
Broadgate West, 9 Appold Street
London EC2A 2AP, United Kingdom
Telephone: +44 (0) 20 7655 5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,239,030	$1,073.54

*
Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding ordinary shares, par value €0.01 per share (the “Invitel Shares”), and all outstanding American Depositary Shares, each of which represents one Invitel Share (the “Invitel ADSs”), of Invitel Holdings A/S, a public limited company organized under the laws of Denmark (“Invitel”), that are not already owned by the Offeror (as defined below), at a purchase price of $4.50 per Invitel Share or Invitel ADS, net to the seller in cash without any interest thereon and less any applicable withholding taxes. As of December 4, 2009, there were 16,725,733 Invitel Shares, including Invitel Shares represented by Invitel ADSs, issued and outstanding, of which 12,450,393 Invitel Shares are owned by the Offeror. As a result, this calculation assumes the purchase of 4,275,340 Invitel Shares and/or Invitel ADSs.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission on March 11, 2009.  Such fee equals 0.00558% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,073.54	Filing Party: Mid Europa III Management Limited, Mid Europa III GP LP, Mid Europa Fund III LP, Hungarian Telecom LP and Hungarian Telecom (Netherlands) Cooperatief U.A.
Form or Registration No.: Schedule TO-T	Date Filed: December 7, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

	☒	third-party tender offer subject to Rule 14d-1.

	☐	issuer tender offer subject to Rule 13e-4.

	☒	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) filed on December 7, 2009, by (i) Mid Europa III Management Limited, a limited company organized under the laws of Guernsey, Channel Islands (“Management Limited”), (ii) Mid Europa III GP LP, a limited partnership organized under the laws of Guernsey, Channel Islands (“GP LP”), (iii) Mid Europa Fund III LP, a limited partnership organized under the laws of Guernsey, Channel Islands (the “Fund”), (iv) Hungarian Telecom LP, a limited partnership organized under the laws of Guernsey, Channel Islands (“Hungarian Telecom”) and (v) Hungarian Telecom (Netherlands) Cooperatief U.A., a cooperative association organized under the laws of The Netherlands (the “Offeror”), as amended on December 22, 2009, by (i) Mid Europa Partners LLP, a limited liability partnership organized under the laws of England (the “Sponsor”), (ii) Mr. Craig Butcher, a natural person and the Senior Partner of the Sponsor, (iii) Mr. Nikolaus Bethlen, a natural person and an Associate Director of the Sponsor, (iv) Mr. Thierry Baudon, a natural person and the Managing Partner of the Sponsor, (v) Management Limited, (vi) GP LP, (vii) the Fund and (viii) Hungarian Telecom (collectively, the “Mid Europa Entities”) and (ix) the Offeror.

This Amendment No. 2 is filed by the Mid Europa Entities and the Offeror.  The Offeror and the Mid Europa Entities are directly or indirectly advised by the Sponsor.  Management Limited is the sole general partner of GP LP and Hungarian Telecom.  GP LP is the sole general partner of the Fund. Hungarian Telecom is a wholly owned subsidiary of the Fund.  The Offeror is a wholly owned subsidiary of Hungarian Telecom.

The Schedule TO relates to the Offeror’s offer to purchase (the “Offer”) any and all of the outstanding ordinary shares, par value €0.01 per share (the “Invitel Shares”), and any and all of the American Depositary Shares, each of which represents one Invitel Share (the “Invitel ADSs”), of Invitel Holdings A/S, a public limited company organized under the laws of Denmark (“Invitel”), that are not already owned by the Offeror, at a purchase price of $4.50 per Invitel Share or Invitel ADS, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2009 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), and the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(ii).

The following amendment to the Items of the Schedule TO is hereby made.

Items 1 through 9, 11 and 13.

1.      Following the first full paragraph on page 19 of the Offer to Purchase, the remainder of the section captioned “Special Factors—Section 1.  Background”, which begins on page 14 of the Offer to Purchase, is amended and restated in its entirety as follows:

“Shareholders attending the October 28 EGM included Straumur-Burdaras Investment Bank hf., a company organized under the laws of the Republic of Iceland (“Straumur”), which at the time held 1,650,611 Invitel Shares (the “Straumur Shares”), or approximately 9.9% of all outstanding Invitel Shares.  As Straumur representatives were in Budapest for the EGM, they took the opportunity to meet with the Sponsor, as the soon-to-be controlling shareholder of Invitel.  At the meeting, Straumur indicated a willingness to explore a possible sale of its stake in Invitel to the Sponsor and the Sponsor indicated a willingness to explore a possible purchase of such stake.  The Sponsor saw this as an opportunity to further increase its controlling stake in Invitel, and in particular to increase its holding above two-thirds (66.67%) of the nominal value of the Invitel voting shares, which is the relevant threshold under Danish corporate law for shareholder approval of certain corporate actions, including the approval of an increase in Invitel’s share capital, the issuance of new Invitel Shares, the waiver of preemptive rights in respect of specific share capital increases and the amendment of Invitel’s articles of association.

During the second week of November, 2009, Straumur and the Sponsor discussed in greater detail a potential sale of the Straumur Shares to the Sponsor. Straumur indicated that it would be willing to sell its stake at a price equal to the market price of the Invitel Shares prior to the announcement of the September 30 transaction—approximately $5.50 per Invitel Share. The Sponsor indicated that it would be willing to purchase Straumur’s stake at a price of $4.00 per Invitel Share.

On or around November 13, 2009, Straumur contacted the Sponsor by telephone to advise the Sponsor that it would not be willing to sell its stake at a price of $4.00 per Invitel Share, but would instead be willing to sell at $5.00 per Invitel Share.  The Sponsor indicated that it would not be willing to pay $5.00 per Invitel Share but would be willing to pay $4.50 per Invitel Share.

Straumur subsequently called the Sponsor to advise the Sponsor that it would be willing to sell its stake at a price of $4.50 per Invitel Share provided that the Sponsor would agree to an “anti-embarrassment” agreement, whereby – in the event the Sponsor were to make a tender offer to minority shareholders at any time within the first year after the transaction with Straumur was conducted – the Sponsor would be required to pay Straumur the difference between $4.50 per Invitel Share and any higher price paid in such offer.

On November 16, 2009, a meeting involving the Sponsor and its investment advisory committee was held at which the Sponsor sought and obtained approval from the investment advisory committee for the purchase of the Straumur stake at a price of $4.50 per Invitel Share and entry into an “anti-embarrassment” agreement to be agreed between the parties.

The Sponsor received the first draft of the “anti-embarrassment” agreement (the “Straumur Agreement”) from Straumur on Friday, November 20, 2009.  At the beginning of the following week, the Sponsor reviewed the draft with its lawyers, including Danish counsel, who provided comments on the draft.  The Straumur Agreement was finalized during the course of Wednesday, November 25 and an execution version of the agreement was circulated among the parties later that day.

Thursday, November 26, 2009 marked Thanksgiving, a federal holiday.

On Friday, November 27, 2009, the Offeror purchased the Straumur Shares at a purchase price of $4.50 per Invitel Share, or $7,427,749.50 in the aggregate (such purchase, the “Straumur Purchase”).  The Straumur Purchase brought the Offeror’s total stake in Invitel to 12,450,393 Invitel Shares, representing 74.4% of the outstanding Invitel Shares.

In connection with the Straumur Purchase, on November 27, 2009, the Offeror and Straumur executed the Straumur Agreement.  Pursuant to the Straumur Agreement, should the Offeror or one of its affiliates, prior to the first anniversary of the date of the Straumur Agreement, make a tender offer with respect to any Invitel Shares, the Offeror will be required to pay Straumur on the date payment under any such tender offer is due, for each of the Straumur Shares, an amount representing the difference between (i) the price offered per Invitel Share in any such tender offer and (ii) $4.50.

While the purpose of the investment advisory committee meeting on November 16, 2009 was to approve the purchase of the Straumur stake, the possibility of a tender offer to purchase the remaining minority shares was also discussed.  Such discussions were very preliminary in nature and were not included in the formal agenda for the investment advisory committee meeting.  The investment advisory committee recommended that the Sponsor investigate the merits of a possible tender offer and authorized the Sponsor to take preliminary steps in this regard.  No formal decision was taken to pursue such a tender offer.

As the Straumur Purchase was finalized, the Sponsor’s deal team further discussed internally (though not with the investment advisory committee) the possibility of a tender offer to Invitel’s minority shareholders, and decided that it would raise this possibility with the independent directors of Invitel.  On November 27, 2009, Mr. Butcher advised the directors on the Board of Directors not affiliated with the Sponsor (the “Independent Directors”) of the Sponsor’s agreement to purchase the Straumur Shares at a purchase price of $4.50 per Invitel Share and discussed with the Independent Directors the possibility of the Sponsor extending an offer to purchase the Invitel Shares and Invitel ADSs not already owned by the Offeror at that same price.

After being informed on November 27, 2009 by Mr. Butcher about the possibility of the Sponsor extending an offer to purchase the Invitel Shares and Invitel ADSs, the Independent Directors engaged Davis Polk & Wardwell LLP (“Davis Polk”), as legal advisor as to U.S. law, and Gorrissen Federspiel, as legal advisor as to Danish law, to advise the Independent Directors in connection with their evaluation of the Sponsor’s proposal and appointed Houlihan Lokey Howard & Zukin (Europe) Limited (“Houlihan Lokey”) to render a written opinion as to whether the Offer Price to be received by the Invitel Shareholders and Invitel ADS Holders unaffiliated with the Mid Europa Group pursuant to the Offer was fair to them from a financial point of view.

On December 5, 2009, Mr. Butcher was contacted by telephone by Jens Due Olsen and Ole Steen Andersen, two of the Independent Directors, who advised Mr. Butcher that the Independent Directors were continuing to consider the proposal together with Houlihan Lokey, Davis Polk and Gorrissen Federspiel.

Following this telephone call, Mr. Butcher informed the internal investment advisory committee and it was determined that the Sponsor would proceed with an offer to the remaining Invitel Shareholders at a purchase price of $4.50 per Invitel Share or Invitel ADS, net to the seller in cash, in the absence of a recommendation of the Independent Directors.  Mr. Butcher then contacted Ole Steen Andersen by telephone on December 7, 2009 to advise him of this decision to proceed.

On December 7, 2009, the Sponsor announced the Offer and Invitel issued an announcement recommending that shareholders defer making a determination whether to accept or reject the Offer until the Independent Directors had stated their position with respect to the Offer, which would occur on or before December 18, 2009.

On December 10, 2009, Mr. Olsen contacted Mr. Butcher to inform him that the Independent Directors could not foresee recommending the Offer at the Offer Price and that an appropriate premium to the current trading price of $5.25 may be acceptable.

On December 11, 2009, Mr. Olsen received a call from Mr. Butcher exploring the possibility of whether the Independent Directors would be willing to recommend in favor of the Offer if, subject to obtaining internal approval, the Sponsor increased its offer to $4.75.

On December 13, 2009, Mr. Olsen called Mr. Butcher to inform him that the Independent Directors could foresee recommending the Offer at a price of $5.25 or higher which would be in the mid-range of the discounted cash flow analysis that was considered by the Independent Directors based on the financial projections for the fiscal years ending December 31, 2009 through 2015 prepared jointly by Invitel and the Sponsor and would be in line with the current trading price but could not foresee recommending the Offer at a price below this.  The Independent Directors recognized that the trading price of Invitel ADSs increased with relatively high trading volume on the date of the announcement of the Offer and had remained at the increased price level with very low trading volumes.

On December 14, 2009, Davis Polk and Shearman & Sterling had a conversation in which Davis Polk reiterated the message that was delivered by Mr. Olsen to Mr. Butcher that the Independent Directors could foresee recommending the Offer at a price of $5.25 or higher which would be in the mid-range of the discounted cash flow analysis that was considered by the Independent Directors based on the financial projections for the fiscal years ending December 31, 2009 through 2015 prepared jointly by Invitel and the Sponsor and would be in line with the current trading price but could not foresee recommending the Offer at a price below this.

Later in the day on December 14, 2009, Mr. Olsen received a call from Mr. Butcher pursuant to which Mr. Butcher stated the Sponsor’s position that it believes the Offer Price is fair and that it would not increase the Offer Price.

On December 15, 2009, Mr. Olsen contacted Mr. Butcher to convey the conclusion of the Independent Directors that they would not make a recommendation or express an opinion, but would remain neutral with respect to the Offer.

On December 18, 2009, Invitel filed a Schedule 14D-9 with the SEC, which filing contained the Independent Directors’ statement of neutrality with respect to the Offer and outlined the Independent Directors’ reasons for adopting a neutral position.”

Item 12.	Exhibits.

(a)(1)(i)*	Offer to Purchase, dated December 7, 2009.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Form of Acceptance for Invitel Shares.

(a)(1)(vii)
Press release issued by Mid Europa Partners Limited on December 7, 2009 (incorporated by reference to Exhibit H to the Schedule 13D amendment filed by the Offeror and the Mid Europa Entities on December 7, 2009).

(b)	Not applicable.

(d)(1)
Letter Agreement, dated October 30, 2009, among Hungarian Telecom (Netherlands) Cooperatief U.A., Martin Lea and Vision 10 Limited (incorporated by reference to Exhibit E to the Schedule 13D filed by the Offeror and the Mid Europa Entities on November 12, 2009).

(d)(2)
Letter Agreement, dated October 30, 2009, among Hungarian Telecom (Netherlands) Cooperatief U.A., Robert Bowker and Rob Investments Limited (incorporated by reference to Exhibit F to the Schedule 13D filed by the Offeror and the Mid Europa Entities on November 12, 2009).

(d)(3)
Letter Agreement, dated November 27, 2009, between Straumur-Burdaras Investment Bank hf. and Hungarian Telecom (Netherlands) Cooperatief U.A. (incorporated by reference to Exhibit G to the Schedule 13D amendment filed by the Offeror and the Mid Europa Entities on November 27, 2009).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2009

/s/ Craig Butcher
Craig Butcher

/s/ Nikolaus Bethlen
Nikolaus Bethlen

/s/ Thierry Baudon
Thierry Baudon

MID EUROPA PARTNERS LLP

/s/ Craig Butcher
Signature

Craig Butcher, Senior Partner
Name/Title

MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

MID EUROPA III GP LP acting by its general partner
MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

MID EUROPA FUND III LP acting by its general partner
MID EUROPA III GP LP itself acting by its general partner
MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

HUNGARIAN TELECOM LP acting by its general partner
MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

HUNGARIAN TELECOM (NETHERLANDS) COOPERATIEF U.A.
acting by its Managing Director, TRUST INTERNATIONAL MANAGEMENT (T.I.M.) B.V.

/s/ Huug Braamskamp	/s/ Carolyn Seeger
Signature	Signature

Huug Braamskamp, Attorney in Fact	Carolyn Seeger, Attorney in Fact
Name/Title	Name/Title

and by its Managing Director, EUROPE MANAGEMENT COMPANY B.V.

/s/ Huug Braamskamp	/s/ Carolyn Seeger
Signature	Signature

Huug Braamskamp, Attorney in Fact	Carolyn Seeger, Attorney in Fact
Name/Title	Name/Title

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated December 7, 2009.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Form of Acceptance for Invitel Shares.

(a)(1)(vii)
Press release issued by Mid Europa Partners Limited on December 7, 2009 (incorporated by reference to Exhibit H to the Schedule 13D amendment filed by the Offeror and the Mid Europa Entities on December 7, 2009).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)
Letter Agreement, dated October 30, 2009, among Hungarian Telecom (Netherlands) Cooperatief U.A., Martin Lea and Vision 10 Limited (incorporated by reference to Exhibit E to the Schedule 13D filed by the Offeror and the Mid Europa Entities on November 12, 2009).

(d)(2)
Letter Agreement, dated October 30, 2009, among Hungarian Telecom (Netherlands) Cooperatief U.A., Robert Bowker and Rob Investments Limited (incorporated by reference to Exhibit F to the Schedule 13D filed by the Offeror and the Mid Europa Entities on November 12, 2009).

(d)(3)
Letter Agreement, dated November 27, 2009, between Straumur-Burdaras Investment Bank hf. and Hungarian Telecom (Netherlands) Cooperatief U.A. (incorporated by reference to Exhibit G to the Schedule 13D amendment filed by the Offeror and the Mid Europa Entities on November 27, 2009).

(f)*	Relevant Provisions of the Danish Public Companies Act (included as Schedule C to the Offer to Purchase filed as Exhibit (a)(1)(i)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO